Exhibit 99.3

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 3, 2004

Extendicare Inc. Continues Strong Performance In 2004 Second Quarter

•	Health care earnings of $0.31 per diluted share; total earnings of $0.26 per diluted share

•	Consolidated EBITDA margin of 13.3%; U.S. operations EBITDA margin of 14.1%

•	Achieves U.S. Medicare census of 16.3%

•	U.S. nursing home occupancy increases to 91.4%

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $18.3 million ($0.26 per diluted share) in the 2004 second quarter, up from net earnings of $12.1 million ($0.18 per diluted share) in the same period in 2003. Earnings from health care operations rose to $17.8 million from $9.5 million. Results for the 2004 quarter included a $5.9 million loss on the valuation of interest rate caps ($0.05 loss per diluted share) and a loss from asset disposals, impairment and other items of $1.8 million ($0.01 loss per diluted share) compared to a loss of $0.2 million in the prior year period. The after-tax impact of these items was a loss of $3.9 million in 2004 and a loss of $0.2 million in 2003. Earnings from health care operations, prior to these items rose to $21.7 million ($0.31 per diluted share) compared to $9.7 million ($0.14 per diluted share) in the prior year period.

“The strength of Extendicare’s business model in the United States is clearly being reflected in our margins as we continue to perform well compared to our industry peer group,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “We have significantly strengthened our balance sheet by monetizing notes receivable from Greystone and Tandem, aggregating US$30.6 million. Additionally, since January 1st the Company has reduced its long-term debt by $79.8 million and lowered its borrowing rates, resulting in substantial interest savings.”

Extendicare Health Services, Inc.’s (EHSI) Medicare patient census increased in the 2004 second quarter to 16.3% of total nursing home census from 15.6% in the 2003 second quarter, however it declined slightly from 17.1% in the 2004 first quarter. On a same-facility basis, EHSI’s total average daily census in its nursing homes increased to 12,901 in the second quarter, compared to 12,827 in the same period last year and 12,880 in the 2004 first quarter.

During the second quarter of 2004, Extendicare reversed $1.8 million of the $2.0 million charge taken in the first quarter regarding the cut to Ontario property tax funding. The Ontario government has reversed its previous position regarding funding for 2003, which would have effectively resulted in a claw back of $1.3 million, and has decided to fund 2004 at a level of 80%, which is substantially higher than the previously indicated reduction to 50%.

Overcapacity in the Ontario market remains a concern for Extendicare as new nursing home beds continue to enter the market. Extendicare’s overall Canadian occupancy on a same facility basis decreased slightly to 97.3% from 98.2% in the second quarter of 2003, but improved slightly from the first quarter of 2004. The Company continues to monitor the situation in Ontario very closely and remains focused on prudently managing costs and expanding its marketing programs.

With respect to EHSI’s Phase I and II construction programs, in the first half of 2004 the Company completed four projects for a total cost of US$10.0 million. This is comprised of 86 assisted living units in Kentucky and Wisconsin and an additional 20 nursing beds, also in Wisconsin.

“Our new build program is largely focused on the assisted living segment of the business which demonstrates consistently higher margins compared to nursing homes and serves to strengthen our revenue mix,” further commented Mr. Rhinelander. “We are making every effort to complete construction of Phases I and II in the most timely manner possible.”

As discussed last quarter, Extendicare completed the acquisition of four nursing facilities in June totalling 321 nursing home beds in Indiana for US$5.0 million. The Company is continuing to actively look for additional accretive acquisition opportunities in the U.S.

Quarters ended June 30, 2004 and June 30, 2003

Revenue increased by $37.7 million, or 9.0% over the prior year period, before the negative impact of the change in the foreign exchange rate of $9.5 million and the impact of ceased operations of $3.3 million. The U.S. operations contributed $28.0 million to this increase primarily due to higher funding levels and growth in Medicare patient census.

Revenue from Canadian operations, excluding ceased operations, increased $9.7 million, which included $1.8 million for the reversal of the property tax provision, a contribution from the new Ontario homes of $4.6 million, and the remainder due to changes in funding. ParaMed’s home health care revenue declined $1.0 million due to a 7.0% reduction in service hours, partially offset by rate increases.

EBITDA rose to $59.0 million in the 2004 second quarter from $46.1 million in the same quarter last year. EBITDA as a percent of revenue increased to 13.3% from 11.0% in the prior year quarter.

U.S. EBITDA increased 31.0% to $45.2 million from $34.5 million in the prior year quarter. Increased funding and growth in Medicare patient census contributed to the improvement in earnings. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $1.5 million and net earnings by $0.5 million.

EBITDA from Canadian operations was $13.8 million compared to $11.6 million in the prior year quarter. Earnings were positively impacted in the 2004 second quarter by the $1.8 million property tax reversal.

Net interest costs declined to $9.7 million in the second quarter from $14.9 million in the prior year period primarily due to lower average interest rates and lower debt levels. In addition, the Company recorded interest income of $2.3 million on the settlement of the Greystone transaction in June 2004.

Six Months ended June 30, 2004 and June 30, 2003

Net earnings for the six months ended June 30, 2004 rose $16.7 million to $46.7 million ($0.66 per diluted share) from net earnings of $30.0 million ($0.43 per diluted share) in the same prior year period. Results included a $5.9 million loss on the valuation of interest rate caps ($0.05 loss per diluted share) and a gain from asset disposals, impairment and other items of $8.3 million ($0.15 per diluted share) in the first half of the year compared to a gain of $0.9 million ($0.01 per diluted share) in the prior year period. The after-tax impact of these items was a gain of $6.8 million in 2004 and a gain of $0.9 million in the first half of 2003. Earnings from health care operations, prior to these items rose to $36.8 million ($0.52 per diluted share) compared to $14.0 million ($0.20 per diluted share) in the same 2003 period.

Revenue increased by $78.4 million, or 9.3% over the prior year period, before the negative impact of the change in the foreign exchange rate of $54.3 million and the impact of ceased operations of $8.9 million. U.S. operations contributed $59.3 million to this increase. Acquisitions in the first half of 2004 added $6.1 million to revenue, with the rest primarily due to higher funding levels and growth in Medicare patient census. Canadian operations improved by $19.1 million, of which the new Ontario homes added $10.4 million. Canadian home health care operations revenue declined by $0.7 million, prior to the impact of the ceased business in British Columbia, due to a 5.1% decline in service hours, partially offset by improved rates.

EBITDA rose 28.5% to $110.0 million in the first half of 2004 from $85.6 million in the same period last year. EBITDA as a percent of revenue increased to 12.6% from 10.0% in the prior year period. EBITDA from U.S. operations improved by 35.6% to $88.9 million. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $7.7 million and net earnings by $2.1 million. EBITDA from Canadian operations was $21.1 million compared to $20.0 million. The Company benefited from the opening of new homes, which was partially offset by ceased operations of $0.5 million in comparing periods, and the reduction in property tax funding in 2004 of $0.4 million.

Year-to-date net interest costs decreased by $8.0 million. The Company recorded interest income of $3.5 million related to the settlement of the Greystone transaction. The remaining $4.5 million improvement was primarily due to lower debt levels and lower average interest rates.

Other Items

The Company reported a charge in the second quarter of 2004 of $5.9 million related to the valuation of its U.S. operation’s interest rate caps. These cap arrangements cap the projected six-month LIBOR at 7%, and were put in place for a notional US$275.0 million in connection with the Company’s debt refinancing. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes. Therefore, they are required to be adjusted to market value each period, with changes reported in the earnings statement and with such non-cash changes reversing over the terms of the cap arrangements. On an after-tax basis, the charge booked was $3.7 million or a loss of $0.05 per diluted share.

In addition, during the second quarter, the Company recorded a charge of $1.8 million representing a number of transactions. The previously announced settlement of the transaction with Greystone Tribeca Acquisition, L.L.C. resulted in a gain of $6.6 million. Also, the Company sold miscellaneous assets for a gain of $0.2 million. These gains were offset by a loss of $6.9 million related to the retirement of certain debt for which the Company paid tender and call premiums, wrote off deferred financing costs and incurred a gain on termination of the previous swap and cap arrangements. In addition, the Company booked a $1.7 million charge to income related to the early settlement of long-term notes receivable and related legal fees. EHSI agreed to settle for US$16.2 million in cash, US$17.0 million of notes receivable from Tandem Health Care, Inc. originally due in 2007. On an after-tax basis, the above items net to a loss of $0.2 million.

As previously announced, the Company received a cash dividend from Crown Life in June of $15.6 million, which did not affect earnings, but resulted in a reduction in the Company’s equity carrying value of the investment.

Under the terms of its normal course issuer bid, the Company purchased and cancelled to date in 2004, 223,800 Subordinate Voting and Multiple Voting shares at an average cost per share of $13.48.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on November 15, 2004, to shareholders of record on October 29, 2004, and declared the monthly dividend of $0.063 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on September 15, 2004 to shareholders of record on August 31, 2004. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending September 30, 2004.

Extendicare, through its subsidiaries, operates 273 long-term care facilities across North America, with capacity for over 28,300 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,600 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2004 second quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On August 4, 2004, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the second quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. Alternatively, the call in number is 1-800-387-6216 or 416-405-9328. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on August 20, 2004. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3079592. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/ Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2004 presentation.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”,

“estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Extendicare Inc.
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended		Six months ended
	June 30		June 30
(thousands of Canadian dollars except per share amounts)	2004	2003	2004	2003
Revenue
Nursing and assisted living centres
United States	306,602	288,432	602,397	597,730
Canada	92,072	84,570	180,366	166,308
Outpatient therapy — U.S.	4,082	4,337	7,594	8,330
Home health — Canada	32,512	33,509	63,953	67,778
Other	10,371	9,866	20,901	19,871

	445,639	420,714	875,211	860,017
Operating and administrative costs	382,384	370,215	756,844	765,273
Lease costs	4,201	4,424	8,333	9,168

EBITDA (note 1)	59,054	46,075	110,034	85,576

Depreciation and amortization	14,687	15,451	28,822	31,856
Interest, net	9,677	14,946	22,527	30,555
Valuation adjustment on interest rate caps	5,865	—	5,865	—
Loss (gain) from asset disposals, impairment and other items	1,812	176	(8,256)	(905)

Earnings before income taxes	27,013	15,502	61,076	24,070

Income taxes
Current	17,190	3,393	32,255	5,581
Future (reduction)	(7,935)	2,627	(14,824)	3,616

	9,255	6,020	17,431	9,197

Earnings from health care	17,758	9,482	43,645	14,873
Share of equity accounted earnings	584	2,643	3,036	15,128

Net earnings	18,342	12,125	46,681	30,001

Earnings per share
Basic	0.26	0.18	0.67	0.43
Diluted	0.26	0.18	0.66	0.43

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted and after preferred share dividends	$0.31	$0.14	$0.52	$0.20
Valuation adjustment on interest rate caps	(0.05)	—	(0.05)	—
Gain (loss) from asset disposals, impairment and other items	(0.01)	—	0.15	0.01
Share of equity accounted earnings	0.01	0.04	0.04	0.22

	$0.26	$0.18	$0.66	$0.43

Note (1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended		Six months ended
	June 30		June 30
(thousands of Canadian dollars)	2004	2003	2004	2003
Cash provided by (used in) operations
Net earnings	18,342	12,125	46,681	30,001
Adjustments for:
Depreciation and amortization	14,687	15,451	28,822	31,856
Provision for self-insured liabilities	3,840	3,288	7,512	6,675
Payments for self-insured liabilities	(3,302)	(9,683)	(8,538)	(22,866)
Future income taxes	(7,935)	2,627	(14,824)	3,616
Valuation adjustment on interest rate caps	5,865	—	5,865	—
Loss (gain) from asset disposals, impairment and other items	1,812	176	(8,256)	(905)
Dividends received from equity investments, net of undistributed share of earnings	15,008	(2,643)	12,556	(15,128)
Other	736	94	1,061	1,262

	49,053	21,435	70,879	34,511
Net change in operating working capital, excluding cash
Accounts receivable	7,949	(380)	10,071	5,512
Inventories, supplies and prepaid expenses	(167)	3,710	(5,601)	(3,950)
Accounts payable and accrued liabilities	10,994	7,657	(318)	(7,732)
Income taxes	4,289	(437)	12,394	(424)

	72,118	31,985	87,425	27,917

Cash provided by (used in) investment activities
Property and equipment	(17,223)	(14,093)	(33,660)	(27,870)
Acquisitions	(6,859)	—	(8,750)	—
Net cash proceeds from dispositions	13,577	2,047	32,103	2,047
Other assets	22,779	258	27,633	619

	12,274	(11,788)	17,326	(25,204)

Cash provided by (used in) financing activities
Issue of long-term debt	170,480	11,021	170,480	11,021
Repayment of long-term debt	(238,509)	(3,216)	(264,163)	(4,632)
Decrease (increase) in investments held for self-insured liabilities	(665)	1,129	5,047	10,366
Financing costs	(16,256)	—	(16,297)	—
Purchase of shares for cancellation	(568)	(1,031)	(1,752)	(2,782)
Other	47	87	1,023	(259)

	(85,471)	7,990	(105,662)	13,714

Foreign exchange gain (loss) on cash held in foreign currency	1,213	(4,528)	1,968	(7,355)

Increase in cash and cash equivalents	134	23,659	1,057	9,072
Cash and cash equivalents at beginning of period	75,769	38,037	74,846	52,624

Cash and cash equivalents at end of period	75,903	61,696	75,903	61,696

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	June 30	December 31
(thousands of Canadian dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	75,903	74,846
Accounts receivable	157,542	150,048
Assets under divestiture agreement	—	43,722
Income taxes recoverable	—	9,654
Future income taxes	43,215	34,571
Inventories, supplies and prepaid expenses	19,272	13,928

	295,932	326,769
Property and equipment	839,302	821,682
Goodwill and other intangible assets	100,268	97,558
Other assets	174,019	205,629

	1,409,521	1,451,638
Equity accounted investments	129,186	141,779

	1,538,707	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	274,457	268,206
Income taxes payable	2,401	—
Deposits under divestiture agreement	—	38,895
Accrual for self-insured liabilities	33,345	32,413
Current maturities of long-term debt	7,156	7,409

	317,359	346,923
Accrual for self-insured liabilities	63,781	62,990
Long-term debt	670,547	750,094
Future income taxes	71,541	76,977

	1,123,228	1,236,984
Share capital and contributed surplus	314,098	312,328
Retained earnings	77,229	31,959
Foreign currency translation adjustment account	24,152	12,146

	1,538,707	1,593,417

Closing US/Cdn. Dollar Exchange Rate	1.3338	1.2965

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended		Six months ended
	June 30		June 30
(dollar amounts in Canadian dollars, unless otherwise noted)	2004	2003	2004	2003
Revenue (millions)
United States	$319.4	$300.9	$627.4	$622.4
Canada	126.2	119.8	247.8	237.6

	$445.6	$420.7	$875.2	$860.0

EBITDA (millions)
United States	$45.2	$34.5	$88.9	$65.6
Canada	13.8	11.6	21.1	20.0

	$59.0	$46.1	$110.0	$85.6

Health Care Net Earnings (millions)
United States	$10.6	$6.4	$23.8	$9.1
Canada	7.1	3.1	19.8	5.8

	$17.7	$9.5	$43.6	$14.9

Components of Diluted Earnings (Loss) per Share
Health care operations, before undernoted and after preferred share dividends	$0.31	$0.14	$0.52	$0.20
Valuation adjustment on interest rate caps	(0.05)	—	(0.05)	—
Gain (loss) from asset disposals, impairment and other items	(0.01)	—	0.15	0.01
Share of equity accounted earnings	0.01	0.04	0.04	0.22

	$0.26	$0.18	$0.66	$0.43

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	32.1%	29.8%	32.4%	29.3%
Private/other	17.8	18.8	17.8	18.7
Medicaid	50.1	51.4	49.8	52.0

Average Daily Census by Payor Source (same-facility basis)
Medicare	2,104	1,999	2,155	1,983
Private/other	2,184	2,205	2,184	2,219
Medicaid	8,613	8,623	8,551	8,649

Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$357.65	$322.14	$352.12	$320.16
Private/other	189.68	184.66	191.20	182.91
Medicaid	136.31	129.18	135.35	128.67
Medicare Part A only	324.50	293.83	321.17	292.33

Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	91.4%	91.2%	91.3%	91.3%
Assisted living facilities	85.1	85.6	85.9	85.5
Combined nursing and assisted living facilities	90.7	90.6	90.7	90.6

Canadian facilities average occupancy (same-facility basis)	97.3%	98.2%	97.0%	97.9%

Extendicare Inc. total average occupancy (same-facility basis)	92.7%	92.9%	92.6%	92.8%

Average US/Cdn. dollar exchange rate	1.3588	1.3990	1.3384	1.4543